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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of    March,  2003

Commission File Number __________________________________________

Royal Standard Minerals Inc
(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, Virginia 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date  March 31, 2003

* Print the name and title of the signing officer under his signature.

Royal Standard Minerals Inc.

For Immediate Release

Heathsville, VA, March 19, 2003 Royal Standard Minerals Inc. ("RSM", the
"Company"). This press release is issued in response to the continuous disclosure review of RSM’s disclosure record for compliance with National Instrument
43-101 , National Policy 51-201 and other disclosure and filing requirements
(collectively, "Disclosure Requirements") by the British Columbia Securities
Commission ("BCSC").

The Company has been active in Nevada gold exploration since 1995 and currently controls 100% interest in several properties within areas that have proven potential to host economic gold-silver deposits. The Company had requested the completion of numerous technical reports, completed by arm’s-length consultants for RSM, and had filed these reports on SEDAR for public disclosure. The BCSC has advised that these reports, and other disclosure made by the Company, did not comply with Disclosure Requirements.

To clarify disclosure, the Company has amended its technical reports and has filed these reports under SEDAR. This press release will clarify information disclosed in
RSM’s press releases dated February 6, 2002, March 25, 2002, May 2, 2002, September
4, 2002 and December 9, 2002, RSM’s 2001 Annual Report, and information on the
Company’s website.

Amended Technical Reports

The BCSC has advised that the Steininger and Master report dated December 5, 2002 was not in compliance under Disclosure Requirements. The Company therefore asked Mr. James
D. Ashton, P.E. to produce a report for the Gold Wedge property, in compliance with
Disclosure Requirements, to replace the report by Steininger and Master. The Steininger and Master report should not be relied on and the reader is directed to the Gold Wedge report by Ashton dated March 6, 2003 (the "Ashton Report), filed on SEDAR.

The Ashton report dated March 6, 2003, represents an independent review and evaluation of the data, estimated resource and work completed by and for Royal Standard Minerals Inc.
(RSM) on their Gold Wedge project. The technical report conforms to the guidelines as set out in the National Instrument 43-101.

The project site is located near the small town of Manhattan in the Manhattan mining district in central Nevada, with estimated historic production of 566,000 gold ounces. The project resource has been delineated by 48 reverse circulation drill holes and six (6)
diamond core holes over a strike length of 570 feet. After a thorough review of the available data, it was concluded that the data reliably depicts the resource as described, despite the lack of some assay certificates and drill logs needed to verify all the data.
The data correlates well with each other and shows good continuity through the resource area and it is believed that standard care and quality control measures were used during the drilling, sample analysis and data compilation phases.

The author estimates, based on past work and the current review, that the measured resource for the project is 220,000 tons at an average grade of 0.31 Au oz/ton and that the indicated resource is 110,000 tons at an average grade of 0.31 Au oz/ton. The stated
resource is based on review of three prior resource estimates, two of which were manual estimates with one completed by RSM and the other by a consulting geologist. The third was completed by the author and used a geostatistical approach. All three estimates used mineral boundaries based primarily on cutoff grades of either 0.10 Au oz/ton or 0.15 Au oz/ton. The mineralized boundaries for the measured and indicated categories were typically limited to 50 feet and 100 feet respectively. The mineralized fault zone influenced the orientation of these boundaries. High-grade values were not restricted in the two manual estimates, while a 20-foot area of influence was imposed in the geostatistical method. Any financial projections performed on the project are conceptual in nature and could not be used to upgrade the resource to the reserve category at this time; however, the work does indicate that given more positive information, the resource contains the necessary gold grade to make a viable project.

A total of 39 claims (520 acres) cover the project area of which one is patented. A licensed land surveyor has surveyed the land holdings and a title opinion has confirmed
RSM has clear title to the Gold Wedge Property. The known gold resource of the Gold Wedge project occurs in the steeply dipping N30W trending Reliance fault zone that cross cuts limestone and siltstone beds. This fault zone intersects the Manhattan caldera margin to the north of the resource and has good future exploration potential. The Reliance fault has been delineated by surface drilling for roughly 2,500 feet of which 1,100 feet occur on RSM land. The main lithologic mineralization host for the deposit is the thin-bedded limestone assemblage, assigned to the Ordivician age Zanzibar Limestone. The Zanzibar
Limestone assemblage grades upward into an interceded sequence of micritic limestone-laminated calcareous siltstone-black chart-argillite type deposition.

RSM has been working diligently in obtaining the necessary permits to continue development of the project. To date, RSM has received the Reclamation Permit and expects the Water Pollution Control Permit to be issued in late March 2003. The application for water resources has been submitted and approved by the State Engineer who is expected to issue the permit eminently.

RSM’s near term development plans include the construction of a 12’ X
12’ decline into the resource to obtain a bulk sample and gain geotechnical data, construction of a pilot gravity separation plant and additional drilling, both from the surface and underground, to confirm and verify the resource. As there is little metallurgical or geotechnical data available, the information gained from these activities will provide the data necessary to complete a project feasibility study. The author believes this is a sound plan and that current data support this endeavour. In anticipation of receiving the needed funding, RSM has begun to get preliminary designs and costs from possible contractors. By obtaining the bulk sample via an underground decline,
RSM will be in position to quickly advance the project development if the grade, mineral continuity and recovery are realized as expected. In order to firm up the resource estimate, the author recommends that an updated and detailed resource estimate needs to be completed, which takes into account the current geologic interpretation and follows a consistent verifiable procedure as this resource will be the basis for a future mine plan and reserve estimation.

The Steininger and Master report should not be relied on and the reader is directed to the Ashton Report filed on SEDAR. The resource estimates set out in the Ashton Report supersede and replace all previously disclosure resource estimates. The full Ashton Report can be viewed on SEDAR.

The BCSC has also advised that the technical report by Mr. L.G. Martin dated, September
3, 2002 is not in compliance with Disclosure Requirements. This report should not be relied on and the reader is directed to the Ashton Report.

The DeMatties technical report dated October, 2002 on the Pinon property was generally in compliance with disclosure requirements, but Mr. DeMatties made changes to his report to ensure compliance under Disclosure Requirements. The original October 21. 2002 report should not be relied on. The amended January 20, 2003 report is now filed on SEDAR.

The Company believes that it has now filed compliant technical reports in support of the technical disclosure made in the Company’s Annual Information Form and in support of the previously disclosed mineral resources evaluations.

Amended News Releases

On February 6, 2002 RSM issued a news release which stated that an ore reserve evaluation was nearly completed on the Gold Wedge property. The BCSC has commented that the Company did not provide detail on the nature, scope or independence of the evaluation, and the evaluation did not exclude inferred resources and was at best a preliminary assessment. RSM further projected that proposed underground development at Gold Wedge would lead to the development of a mine. The BCSC has commented that the Company did not fully disclose the risk of proceeding with mine development without a feasibility study or the possibility that this work would produce results that would not support or justify commercial production. The Company retracts any reference to ore reserves and clarifies that any mine development is subject to favourable results from the underground bulk sampling and the pilot plant gold recovery program which has not yet been commenced. The
Company cautions that there is a risk that this sampling and gold recovery program may not justify commercial production.

In its March 25, 2002 news release, the Company stated its belief that underground production of Gold Wedge was feasible. The BCSC has commented that the Company did not provide meaningful detail on the scientific or technical basis for this belief, and did not disclose that it had not conducted a feasibility study or preliminary feasibility study that would support the feasibility of underground production. The Company confirms that an independent feasibility study for Gold Wedge has not been completed. The underground bulk sampling and the pilot plant gold recovery program will constitute part of this feasibility study to determine the economic future of the project.

In its May 2, 2002 news release, the Company disclosed its intention to place the Gold
Wedge project into production. The BCSC has commented that the Company did not disclose the basis of the production decision, the proposed scale of operation, the estimated capital costs and their determination, how the Company determined project viability, the lack of independent feasibility or preliminary feasibility study, and the associated risks involved. The Company confirms that an independent feasibility study for Gold Wedge has not been completed. The underground bulk sampling and the pilot plant gold recovery program to be undertaken will constitute part of this feasibility study to determine the economic future of the project.

In its September 4, 2002 news release, the Company disclosed a potential resource in the form of contained ounces of gold. The BCSC has commented that this disclosure is contrary to Disclosure Requirements. The Company retracts this resource estimate, and refers the reader to the current resource information in the Ashton Report.

The BCSC had a number of comments regarding the Company’s December 9, 2002 news release, including that the resources disclosed were not in the required form and did not provide the required information or level of detail; that the news release referred to the
Central zone as the area to be developed and put into production according to the referenced study, but none of the referenced reports made any such recommendation; and
that the news release referred to the results of a preliminary feasibility study, however the reports did not qualify as preliminary feasibility studies and do not support or endorse the results disclosed by the Company. Further comments included that the Company projected increased grade for the project without discussing the basis for this projection, or the risks involved; that the Company discussed ramping up from pilot plant to full production without discussing risk factors or that full production had not been justified by a feasibility study, and that unjustified promotional comments had been made;
and that the Company disclosed mineral resources, attributed to a report by DeMatties, for its Pinon property that do not match those summarized in the referenced report and did not disclose the actual source of the numbers, that they were historical, or that there existed a number of different historical estimates.

The Company retracts the said resource estimate and refers the reader to the current resource information in the Ashton Report. The Company clarifies its earlier disclosure regarding the Central zone in that the Central zone is the area to be targeted for bulk sampling and processing as part of the feasibility study. The Company retracts reference in this news release to the results of a preliminary feasibility study, including projected cash operating costs, annual gold production, head grade and recoveries. The
Company also retracts the projected increased grade and the ramping up from pilot plant to full production. The Company confirms that a preliminary feasibility study for Gold Wedge has not been completed. The underground bulk sampling and the pilot plant gold recovery program to be undertaken will constitute part of this feasibility study to determine the economic future of the project. The Company cautions that there is a risk that the results of the preliminary feasibility study may not justify commercial production. The Company retracts any promotional comments made in the December 9, 2002 press release relative to the Pinon property, including any reference to superior metallurgy and low overall development costs, and refers the reader to the January 20, 2003 DeMatties technical report on the Pinon property.

Amendments to RSM’s Website

The BCSC determined that Company’s website contained information and statements that were contrary to Disclosure Requirements. The Company’s website has now been modified to bring same into compliance. You may view the Company’s website at
www.royal-standard.com.

Technical Disclosure in RSM’s 2001 Annual Report

The Company wishes to clarify disclosure made in its 2001 Annual Report.

a) Gold Wedge Gold Project

In its 2001 Annual Report the Company discussed mine development, mine permitting, start-up costs and expectations of full production in conjunction with its plans to drive a decline. The Company clarifies that the decline was recommended for exploration and not production purposes, that the economic viability of the deposit has not been demonstrated, and that full production is contingent on receiving sufficiently positive results from bulk sampling and other exploration. There is a risk that bulk sampling and other exploration results will not support full production.

The Company also disclosed that an engineering feasibility study and mine plan was currently underway on this deposit and subsequently disclosed the results as a preliminary feasibility study. The BCSC has commented that this disclosure did not comply with
Disclosure Requirements. The Company clarifies that the referenced study was an in-house preliminary analysis, conceptual in nature and was not in compliance with disclosure requirements, and is not sufficiently comprehensive to demonstrate the economic viability of the project and should not be relied upon.

Gold resources referred to in the Gold Wedge Plan Map set out in the 2001 Annual Report
should not be relied on as such disclosure does not comply with Disclosure Requirements.

b) Pinon Gold Project

The mineral resources disclosed in the 2001 Annual Report does not comply with
Disclosure Requirements and should not be relied on.

In its 2001 Annual Report, the Company concluded that a proposed drill program would likely delineate a small economic deposit. The BCSC has determined that the Company did not provide adequate discussion of the basis for this positive projection or the possibility that results would not be favourable. The Company cautions that the drill program may not return positive results.

In regard to the Cease Trade Order placed by the BCSC on January 10, 2003 resulted in a suspension of the Company’s securities from trading upon receipt of revocation from the BCSC, effective 03-20-03, the Company plans to make an application to the TSX Exchange to have its securities reinstated. The exchange advises that its policy states the reinstatment of trading will not be automatic upon the issuer having remedied the deficiency that gave rise to the suspension. As the issuer will be required to demonstrate to the exchange that it is in good standing with the exchange requirements before the exchange will reinstate trading in its shares.

Royal Standard Minerals cautions that the statements made in this press release and other forward-looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates and other risks detailed herein and from time to time in the Securities and Exchange Commission filings by the Company.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

For more information

Please call Roland Larsen @ (804) 580-8107 or FAX
    @ (804) 580-4132

Visit our website at royal-standard.com